EXHIBIT 99.3

[COMPLETEL LOGO OMITTED]


NEWS RELEASE
Completel Europe N.V.                   Investor Contact:
Blaak 16                                Catherine Blanchet, Director of
3011 TA Rotterdam                         Investor Relations
The Netherlands                         Tel: +33 1 72 92 20 32
+31 10 43 00 844                        e-mail: ir@completel.fr

(ParisBourse: CPT)

April 29, 2003



         ANNUAL GENERAL MEETING OF COMPLETEL EUROPE N.V. TO BE HELD ON
                                 MAY 15, 2003

Paris, April 29, 2003 - Completel Europe N.V. (the "Company") has announced that the annual general meeting of its shareholders will take place on Thursday May, 15, 2003 at Hotel The Grand, Oudezijds Voorburgwal 197, Amsterdam, The Netherlands. The meeting will begin at 2:30 PM local time.

The meeting is being called to pass on the following agenda:

1. Opening;

2. Report by the Board of Management on the financial year 2002;

3. To discuss the 2002 Annual Accounts and the other information referred to in article 2:392 Dutch Civil Code and adoption of the 2002 Annual Accounts;

4. To discharge the Board of Management and Supervisory Board for the exercise of their duties during the financial year 2002;

5. To authorize the Board of Management, for an 18 month period, to purchase, subject to the approval of the Supervisory Board, fully paid up shares in the capital of the Company for a per share consideration (1) not less than the nominal value of these shares and (2) not more than 100% of the highest stock exchange rate quoted on the Bourse de Paris in the 30 day period preceding the date on which the shares are purchased by the Company, provided that the nominal value of the shares to be acquired, together with shares the Company already holds or hold in pledge, either directly or through a subsidiary, does not exceed one-tenth of the Company's total issued and outstanding share capital;

6. To appoint from the following nominees the second member to the Board of Management

           First nominee: Alexandre Westphalen

           Second nominee: Paul Alexander Joost Westhoff

7. To appoint from the following nominees the two new Supervisory Directors C:

           First position

           First nominee: Jean-Marie Descarpentries

           Second nominee: Maria Christina van der Sluijs-Plantz

           Second position

           First nominee: Dominique Vignon

           Second nominee: Marie-Laure Ducamp Weisberg


8. To Appoint Deloitte & Touche as the Auditors for 2003;

9. To discuss such other business as may properly come before the meeting;

10. Closing.


The agenda, the Annual Accounts 2002, the Dutch annual report 2002, the names and information relating to the persons that shall be nominated for the position of Supervisory Director C and for the position of member of the Board of Management, as well as all other documents that have to be made available for inspection, shall be available for inspection as of the date hereof until after the meeting at at our registered offices located at Blaak 16, 3011 TA Rotterdam, the Netherlands, at the offices of Netherlands Management Company B.V. (Locatellikade 1, 1076 AZ Amsterdam, The Netherlands), and at the offices of SNS Securities NV, Nieuwezijds Voorburgwal 162, 1012 SJ Amsterdam. Copies of these documents can be obtained free of charge by our registered shareholders, and other persons entitled to attend our shareholders meetings by written request to CompleTel Europe N.V., Blaak 16, 3011 TA Rotterdam, The Netherlands, and/or SNS Securities N.V., 162 Nieuwezijds Voorburgwal, 1012 SJ Amsterdam, the Netherlands, and/or M. Eric Girard - BNP Paribas 615 Service Assemblee, Les Collines de L'Arche, Entree Etoile 75450 Paris Cedex 09 (fax :+33 1 55 77 95 02).


Completel Europe NV (ParisBourse: CPT).
Completel is a facilities-based provider of fibre optic local access telecommunications and Internet services to business end-users, carriers and ISPs with activities predominantly located in France.

 Paris office: Tour Egee, 9-11 allee de l'Arche, 92671 Courbevoie Cedex, FRANCE
                            Tel: +33 1 72 92 20 00
                               www.completel.com
                               -----------------